Auditor’s Report

To the Shareholders of Austral Pacific Energy Ltd.

We have audited the accompanying consolidated balance sheet of Austral Pacific Energy Ltd. as of December 31, 2006 and December 31, 2005 and the consolidated statements of operations and deficit, changes in stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Austral Pacific Energy Ltd. as of December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Comments by the Auditors for New Zealand Readers of the Financial Statements

Canadian generally accepted accounting principles vary in certain respects from accounting principles generally accepted in New Zealand. Information relating to the nature and effect of such differences is presented in note 26 to the consolidated financial statements.

New Zealand reporting standards require management to prepare parent company statements of financial position, financial performance and cash flows. These are provided as part of note 26 of the consolidated financial statements. In our opinion, these financial statements present fairly, in all material respects, the financial position of the parent company as of December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

Wellington, New Zealand
March 16, 2007

KPMG, a New Zealand partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

10 Customhouse Quay Wellington 6011 New Zealand	PO Box 996 Wellington 6140 New Zealand	Telephone Fax Internet	+64 (4) 816 4500 +64 (4) 816 4600 www.kpmg.co.nz

Audit Committee
Austral Pacific Energy Ltd.
Level 3, 40 Johnson Street
PO Box 5337
Lambton Quay
Wellington
New Zealand

We consent to the use of our audit report dated 16 March 2007 (as presented in appendix 1 in the Report to the Audit Committee dated 8 March 2007) to the shareholders of Austral Pacific Energy Ltd. (the Company) on the financial statements of the Company comprising the balance sheets of the Company as at 31 December 2006 and 31 December 2005, and the statements of operations and deficit, changes in stockholder's equity and cash flows for each of the years in the three-year period ended 31 December 2006, to be filed with securities regulatory authorities on SEDAR, Edgar and the New Zealand Stock Exchange on 30 March 2007 and the Company’s annual report.

We have performed only limited procedures, including enquiries of the Company’s management with respect to events occurring between the date of our audit report and the date of this consent. We have not performed any procedures subsequent to the date of this consent.

This consent is provided to the Company for use solely in connection with the above filing of these financial statements pursuant to the continuous disclosure provisions of securities legislation of the province of British Columbia and the country of New Zealand; accordingly, we do not consent to the use of our audit report for any other purpose.

Wellington
30 March 2007

AUSTRAL PACIFIC ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

DECEMBER 31, 2006

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)

As at December 31	2006 $	2005 $ (restated) (1)
Assets
Current
Cash and cash equivalents (Note 6)	7,144,943	15,339,906
Restricted cash (Note 6 and 20)	3,000,000	—
Accounts receivable and financial instruments (Note 10)	1,628,487	746,165
Inventory (Note 11)	475,280	474,777
Prepaid expenses and deposits	500,572	217,910

	12,749,282	16,778,758

Non-current
Investments (Note 12)	136,528	83,612
Held for sale asset (Note 7)	235,353	—
Property and equipment (Note 7)	20,853,539	3,513,535
Goodwill (Note 5 and Note 8)	2,018,969	—

Total Assets	35,993,671	20,375,905

Liabilities
Current
Accounts payable and financial instruments (Note 10)	3,915,517	1,941,606
Current portion of Long Term Debt (Note 20)	6,266,944	—
Prepaid gas revenue (Note 19)	1,047,108	—

	11,229,569	1,941,606

Non-current
Financial instruments (Note 21)	590,320	—
Deferred taxation provision (Note 5)	2,018,969	—
Prepaid gas revenue (Note 19)	2,330,660	1,255,796
Asset retirement obligations (Note 9)	1,065,559	337,075
Long Term Debt (Note 20)	6,662,834	—

Total Liabilities	23,897,911	3,534,477

Stockholders’ Equity
Common stock without par value (Note 15);
unlimited number of shares authorized;
Issued and outstanding 27,764,287 shares	50,045,527	43,499,296
Contributed surplus	1,545,218	1,023,967
Share purchase warrants reserve (Note 15)	1,540,762	—
Accumulated other comprehensive income (Note 12)	52,916	—
Accumulated deficit	(41,088,663)	(27,681,835)

Total Stockholders’ Equity	12,095,760	16,841,428

Total Liabilities and Stockholders’ Equity	35,993,671	20,375,905

Commitments and Contingencies (Note 14)
Related Party Transactions (Note 13)
Subsequent Events (Note 25)
Ability to Continue As A Going Concern (Note 2)

(1) As restated (Notes 4 and 27)

Approved by the Directors:

Director	Director

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)

For the years ended December 31	2006 $	2005 $ (restated) (1)	2004 $ (restated) (1)
Production Income:
Oil and gas sales	911,931	1,779,454	212,458
Royalties	(40,899)	(74,930)	(15,040)

Net revenue	871,032	1,704,524	197,418

Expenses
General and administrative expense	(4,072,555)	(3,609,531)	(1,831,137)
Debt financing expenses	(12,271)	—	—
Foreign exchange (loss)/gain	(1,973,650)	(791,234)	197,858
Derivative loss (Note 21)	(455,685)	—	—
Production costs	(485,447)	(848,174)	(67,543)
Depletion (Note 7)	(347,206)	(61,979)	(84,864)
Operating leases/rental expense	(103,526)	(44,008)	(37,553)
Amortization (Note 7)	(106,551)	(51,034)	(32,402)
Interest expense	(29,933)	(163)	(28,698)
Impairment of oil and gas properties (Note 7)	(8,171,981)	(3,703,774)	(4,197,820)

Total Expenses	(15,758,805)	(9,109,897)	(6,082,159)

Net loss for the year before other income	(14,887,773)	(7,405,373)	(5,884,741)
Other Income
Interest income	437,279	460,411	326,012
Joint venture recoveries	1,043,666	1,093,417	930,673
Miscellaneous revenue	—	83,612	—

Net loss for the year	(13,406,828)	(5,767,933)	(4,628,056)
Deficit, beginning of year	(27,681,835)	(21,913,902)	(17,285,846)

Deficit, end of year	(41,088,663)	(27,681,835)	(21,913,902)

Basic loss per share (Note 16)	(0.57)	(0.30)	(0.34)

Diluted loss per share (Note 16)	(0.57)	(0.30)	(0.34)

(1) As restated (Notes 4 and 27)

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)

				Share	Accumulated
	Common Stock			Purchase	Other		Total
			Contributed	Warrants	Comprehensive	Accumulated	Stockholders
	Shares	Amount $	Surplus	Reserve	Income	Deficit	Equity
Balance at January 1, 2004 (Restated(1))	7,739,324	20,478,365	417,392	—	—	(17,285,846)	3,609,911
Issuance of common shares for cash (Note 15(a))	4,000,000	5,217,992	—	—	—	—	5,217,992
Less deferred offering costs (Note 15(a))	—	(408,083)	—	—	—	—	(408,083)
Issuance of common shares in exchange for special class shares of subsidiary (Note 15(a))	1,111,123	943,525	—	—	—	—	943,525
Exercise of share purchase warrants for cash (Note 15(a))	4,235,052	5,719,941	—	—	—	—	5,719,941
Exercise of share purchase options (Note 15(a))	180,000	231,588	(44,088)	—	—	—	187,500
Convertible notes converted to shares (Note 15(a))	454,546	500,000	—	—	—	—	500,000
Stock option compensation (Note 13(c))	—	—	(11,450)	—	—	—	(11,450)
Net loss for the year	—	—	—	—	—	(4,628,056)	(4,628,056)

Balance at December 31, 2004 (Restated(1))	17,720,045	32,683,328	361,854	—	—	(21,913,902)	11,131,280

Issuance of common shares for cash (Note 15(a))	4,000,000	10,000,000	—	—	—	—	10,000,000
Less deferred offering costs (Note 15(a))	—	(448,371)	—	—	—	—	(448,371)
Exercise of share purchase warrants for cash (Note 15(a))	846,408	1,127,741	—	—	—	—	1,127,741
Exercise of share purchase options (Note 15(a))	100,000	136,598	(11,598)	—	—	—	125,000
Stock option compensation (Note 15(c), 27)	—	—	673,711	—	—	—	673,711
Net loss for the year (Note 27)	—	—	—	—	—	(5,767,933)	(5,767,933)

Balance at December 31, 2005 (Restated(1))	22,666,453	43,499,296	1,023,967	—	—	(27,681,835)	16,841,428

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)

				Share	Accumulated
	Common Stock			Purchase	Other		Total
			Contributed	Warrants	Comprehensive	Accumulated	Stockholders
	Shares	Amount $	Surplus	Reserve	Income	Deficit	Equity
Issuance of common shares for cash (Note 15 (a))	5,007,000	6,509,100	—	—	—	—	6,509,100
Less deferred offering costs (Note 15(a))	—	(89,096)	—	—	—	—	(89,096)
Exercise of share purchase options (Note 15(a))	90,834	126,227	(12,684)	—	—	—	113,543
Stock option compensation (Note 15 (c))	—	—	533,935	—	—	—	533,935
Share purchase warrants reserve (Note 15 (d))	—	—	—	1,540,762	—	—	1,540,762
Accumulated other comprehensive income (Note 12)	—	—	—	—	52,916	—	52,916
Net loss for the year	—	—	—	—	—	(13,406,828)	(13,406,828)

Balance at December 31, 2006	27,764,287	50,045,527	1,545,218	1,540,762	52,916	(41,088,663)	12,095,760

(1) As restated (Notes 4 and 27)

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the years ended December 31	2006 $	2005 $ (restated) (1)	2004 $ (restated) (1)
Operating Activities
Net loss for the year	(13,406,828)	(5,767,933)	(4,628,056)
Adjustments to reconcile net loss to
cash provided by operating activities:
Depletion	347,206	61,979	84,864
Write-off of oil and gas properties	8,171,981	3,703,774	4,197,820
Amortization	98,187	51,034	32,402
Net derivate loss	455,685	—	—
Stock option compensation (Note 27)	533,935	673,711	(11,450)
Net unrealized foreign exchange (gain)/loss	1,973,650	(394,563)	191,378
Change in non-cash working capital	396,806	739,386	67,977

	(1,429,378)	(932,612)	(65,065)

Financing Activities
Share issues	6,533,547	10,803,109	11,125,433
Proceeds from debt	14,470,540	—	—
Issuance of convertible notes	—	—	500,000

	21,004,087	10,803,109	11,625,433

Investing Activities
Purchase of property and equipment	(486,890)	(430,223)	(162,894)
Purchase of investments	—	(83,612)	—
Oil and gas properties	(13,624,178)	(6,119,897)	(2,395,754)
Acquisition of subsidiary (Note 5)	(12,081,662)	—	—
Change in non-cash working capital	1,444,212	588,383	90,354

	(24,748,518)	(6,045,349)	(2,468,294)

Net (decrease)/increase in cash during the year	(5,173,809)	3,825,148	9,092,074
Effect of exchange rate fluctuations on cash and short-term deposits	(21,154)	326,834	(138,437)

Cash and cash equivalents, beginning of year	15,339,906	11,187,924	2,234,287

Cash and cash equivalents, end of year(2)	10,144,943	15,339,906	11,187,924

Supplemental Cash Flow Information
Interest paid	29,933	163	28,698

(1) As restated (Notes 4 and 27)

(2) Refer Note 6. The balance includes $3 million of restricted cash

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

NOTE 1 – NATURE OF OPERATIONS

On October 16th, 2006 the Company completed its migration of place of incorporation to British Columbia under the Business Corporations Act (British Columbia). Previously the Company was incorporated in the Yukon Territory under the Business Corporations Act (Yukon).

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business (Refer Note 2). The Company is primarily engaged in the acquisition, exploration, appraisal and development of oil and gas properties in New Zealand and Papua New Guinea.

NOTE 2 – ABILITY TO CONTINUE AS A GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As at December 31, 2006, the Company had a net loss of $13,406,828 (2005: $5,767,933(1)) and accumulated deficit of $41,088,663 (2005: $27,681,835(1)). The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits (Note 14). The Company’s ability to meet its obligations and continue as a going concern is dependent upon its ability to obtain additional financing, the discovery, development or sale of oil and gas reserves and achievement of profitable operations. The Company is planning to meet its future expenditures and obligations through the development of proven reserves, raising funds through public offerings, private placements, debt financing or by farm-outs of mineral properties. In the third quarter of 2007 the Cheal field is scheduled to go into full producti on, the revenue generated from this will be used to further meet the Company’s future expenditure and obligations. It is not possible to predict whether these efforts will be successful or whether the Company will attain profitable levels of operation.

Accordingly, the consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

(1) As restated (Notes 4 and 27)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)    Accounting Principles and Use of Estimates

These financial statements are prepared in accordance with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the years presented. Specifically, estimates were utilized in calculating depletion, asset retirement obligations, stock based compensation, amortization and impairment write-downs. Actual results could differ from these estimates and the differences could be material.

Material differences between Canadian and New Zealand generally accepted accounting principles which affect the Company are referred to in Note 26.

b)    Basis of Consolidation

These consolidated financial statements include the accounts of Austral Pacific Energy Ltd. and its wholly-owned subsidiaries: Indo-Pacific Energy Australia Pty Limited, Odyssey International Pty Limited, Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited, Indo-Pacific Energy (PNG) Limited

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

(amalgamated with Trans-Orient Petroleum (PNG) Limited during 2004), Trans-Orient Petroleum (PNG) Limited (subsequently renamed to Austral Pacific Energy (PNG) Ltd), Source Rock Holdings Limited, Austral Pacific Energy (NZ) Limited, Rata Energy Limited, Millennium Oil & Gas Limited, Ngatoro Energy Limited (liquidated October 2004), Totara Energy Limited, Kanuka Energy Limited (registered November 25, 2004) and Arrowhead Energy Ltd from the date of acquisition (December 22, 2006). All significant inter-company balances and transactions have been eliminated upon consolidation. All subsidiaries have the same balance date as the parent entity.

Austral Pacific Energy Ltd has one associate, Coral Sea Drilling Ltd (35% ownership). Results of associates are equity-accounted where significant.

c)    Joint Operations

Substantially all of the Company’s upstream exploration and development activities are conducted jointly with third parties and accordingly these financial statements reflect only the Company’s proportionate share of assets, liabilities, revenues, expenses and cash flows from these activities.

d)    Translation of Foreign Currencies

The Company’s functional currency is the United States dollar.

Results of foreign operations, all of which are considered financially and operationally integrated, are translated to United States dollars using the average exchange rate for revenue and expenses, except depletion and amortization, which are translated at the rate of exchange applicable to the related assets. Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e)    Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of long tem debt is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at 31 December 2006.

The Company may use derivative financial instruments to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates and commodity prices. These derivative financial instruments are not used for speculative purposes and are not held for trading purposes. A system of controls is maintained that includes a policy covering the authorisation, reporting and monitoring of derivative activity.

Derivative instruments that are not designated as hedges for accounting purposes are recorded on the Consolidated Balance Sheets at fair value with the resultant net gain or loss recognised in the Consolidated Statements of Operations and Deficit in the current period. The fair value of derivative instruments is based upon a discounted cash flow analysis valuation or option pricing model at the balance date. The forward price curve of oil is used as an underlying input in the valuation process.

f)    Cash and Cash Equivalents

Cash and cash equivalents include government treasury bills and bankers’ acceptances with original maturities of three months or less, together with accrued interest.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

g)    Plant and Equipment

Plant and equipment consists of furniture and office equipment and the Company’s share of joint venture plant and equipment. The furniture and office equipment are recorded at cost and amortized over their estimated useful lives on a straight-line basis at annual rates of 5% to 33 1/3%. The Company’s share of the joint venture assets is recorded at cost and are amortized over the asset’s useful production life.

h)    Oil and Gas Properties

The Company follows the successful efforts method of accounting for oil and gas exploration and development activities. Under this method, acquisition costs of properties are capitalized. Exploratory drilling costs are initially capitalized and costs relating to wells subsequently determined to be unsuccessful are charged to earnings. Exploratory drilling costs related to exploratory wells in an area that requires major capital expenditures are carried as an asset, provided that i) there have been sufficient oil and gas reserves found to justify completion as a producing well if the required capital expenditure is made, and ii) drilling of additional exploratory wells is underway or firmly planned for the near future. Other exploration costs are charged to earnings. All development costs are capitalized. For mining activities, property acquisition and development costs are capitalized.

i)    Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method current income taxes are recognized for the estimated income taxes payable for the current year. Future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that included the date of enactment or substantive enactment.

j)    Inventory

Inventories of crude oil and the Company’s share of joint venture inventory are valued at the lower of cost and net realizable value.

k)    Oil and Gas Revenue Recognition

Sales of oil and gas are recognized in the period in which the product is delivered to the customer. Proceeds received under gas prepayment agreements are recorded as a liability. The liability is reduced by gas sold and delivered under gas sale arrangements.

l)    Per Share Amounts

Basic per share amounts are calculated by dividing the net income or loss by the weighted average shares outstanding during the reporting period. Diluted per share amounts are calculated similar to basic per share amounts except that the weighted average shares outstanding are increased to include additional in-the-money shares from the assumed exercise of stock options, if dilutive. The number of outstanding shares would be calculated by assuming that the outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

m)    Stock Based Compensation

The Company has recognized stock based compensation expense as follows:

All stock option based awards granted on or after January 1, 2002 are measured and recognized in the consolidated financial statements using a fair value based method. Fair value is calculated using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period.

The Company measures compensation expense for the options where there has been a substantive change or modification to such options.

Consideration received upon the exercise of stock options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

n)    Asset Retirement Obligations

The Company recognizes the estimated fair value of legal obligations associated with the retirement of petroleum and natural gas properties in the period in which they are incurred. The obligation is recorded as a liability with a corresponding increase in the carrying amount of the petroleum and natural gas properties. The incremental capitalized amount will be depleted on a unit-of-production basis over the life of the proved reserves of each property. The obligation is increased each period, or accretes, due to the passage of time and is recorded in the statement of operations. Revisions to the estimated fair value would result in an adjustment to the obligation and carrying amount of the petroleum and natural gas properties.

o)    Investments

Long term investments are valued at fair value. An impairment test is conducted on an annual basis and any impairment is recognised in the Statement of Operations. Any increase in value is recorded as “Other comprehensive income” within Stockholders Equity.

p)    Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation. (Refer Note 3 q) and Note 4)

q)    Changes in Accounting Policy

The Company has retroactively changed its method of accounting for oil and gas properties from the ‘full cost’ method to the ‘successful efforts’ method. (Refer Note 3(h) and 4). In applying this change the Company has applied:

-	FAS 154 “Accounting Changes and Error Corrections”

-	CICA HB section 1506 – “Accounting changes”

The Company has prospectively adopted, effective January 1, 2006, the following:

-	CICA section 3855 “Financial instruments – Recognition and measurement”

-	CICA section 3861 “Financial instruments – Disclosure and presentation”

-	CICA HB section 1530 “Comprehensive income”

-	CICA HB section 3251 “Equity”

-	CICA HB section 3865 “Hedges”

There have been no other changes in accounting policies applied during the year ended December 31, 2006, 2005 and 2004.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

r)    Acquisitions

Acquisitions are accounted for using the purchase method.

Where an entity becomes part of the Company during the year, the results of the entity are included in the consolidated results from the date that control or significant influence commenced. When an entity is acquired all identifiable assets and liabilities are recognized at their fair value at acquisition date. The fair value does not take into consideration any future intentions by the Company.

s)    Goodwill

All business combinations are accounted for using the purchase method. Goodwill is recognized on acquisitions of subsidiaries or purchase of business assets and represents the excess of the acquisition cost over the fair value of the acquired net assets. It is stated at cost less accumulated impairment losses and tested annually for impairment.

NOTE 4 – CHANGE IN ACCOUNTING POLICY

The Company voluntarily changed its method of accounting for oil and gas properties from the ‘full cost’ method to the ‘successful efforts’ method. The change in accounting policy has been applied retroactively and prior years figures have been restated. The effect of this change on previous financial statements is as follows:

	December 31, 2004		December 31, 2005
	Previously	Restated	Previously	Restated
Statement of Operations and Deficit
Opening accumulated deficit	11,326,461	17,285,846	17,044,994	21,913,902
Depletion	85,550	84,864	365,241	61,979
Impairment of oil and gas properties	5,287,611	4,197,820	438,263	3,703,774
Closing accumulated deficit	17,044,994	21,913,902	19,850,678	27,681,835

Consolidated Balance Sheets
Capitalized oil and gas properties	5,488,295	619,387	10,804,688	2,973,531

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

NOTE 5 – ACQUISITION OF ARROWHEAD ENERGY LTD

On December 22, 2006 the Company completed the acquisition of the issued and outstanding shares of Arrowhead Energy Ltd. The acquisition was accounted for by the purchase method and total consideration of NZ$17,137,109 (US$12,081,662) including costs, was allocated to assets and liabilities as follows:

Total purchase price including acquisition costs	12,081,662

Oil and gas properties	14,337,756
Prepaid gas agreement (Refer Note 19)	(2,078,901)
Asset retirement obligations	(184,977)
Working capital	7,784

12,081,662
Deferred taxation liabilities	(2,018,969)

10,062,693
Goodwill	2,018,969

12,081,662

The Company received the benefit of Arrowhead Energy Ltd’s share of Cheal revenue, and was responsible for Arrowhead Energy Ltd’s share of costs, from the date of acquisition. These were not significant for the year ended 31 December 2006.

NOTE 6 – CASH AND CASH EQUIVALENTS

The Company considers deposits in banks, funds held in trust accounts and certificates of deposit with maturities of three months or less as cash or cash equivalents. The components of cash and cash equivalents are as follows:

Cash on Deposit	December 31, 2006 $	December 31, 2005 $
New Zealand Dollars	3,251,980	490,312
U.S. Dollars	3,878,508	14,815,778
Canada Dollars	—	20,930
PNG Kina	14,455	10,023
Australian Dollars	—	2,863

	7,144,943	15,339,906

U.S. Dollars	3,000,000	—

	10,144,943	15,339,906

At balance sheet date, total cash of $3,027,532 (2005: $438,080) is held by joint ventures. The Company does not maintain direct control of this cash as it is controlled by the joint venture operators.

The U.S. dollar balance includes $3,000,000 (2005: nil) cash that has restricted access under the terms of the Project Loan facility (refer Note 20).

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

NOTE 7 – PROPERTY AND EQUIPMENT

	Net Book		Amortization/ Depletion	Net Book
	Value at	Additions/Transfers	and Write Downs	Value at
2006	December 31, 2005	During the Year	During the Year	December 31, 2006
Furniture and office equipment	139,234	226,419	(91,729)	273,924
Share of joint venture assets	400,770	33,483	(14,822)	419,431

	540,004	259,902	(106,551)	693,355

Proved:
New Zealand	1,038,198	19,565,262	(443,276)	20,160,184

Total Proved	1,038,198	19,565,262	(443,276)	20,160,184

Unproved:
New Zealand	1,935,333	3,201,482	(5,136,815)	—
Papua New Guinea	—	2,939,096	(2,939,096)	—

Total unproved	1,935,333	6,140,578	(8,075,911)	—

Total property and equipment	3,513,535	25,965,742	(8,625,738)	20,853,539

During the year the Company capitalized $234,416 (2005: $348,691) of overhead charges relating directly to its exploration and development activities.

Included in amortization/depletion and write downs for furniture and office equipment is a loss on sale of fixed assets of $8,357 (2005: nil).

	Net Book		Amortization/ Depletion	Net Book
	Value at	Additions/Transfers	and Write Downs	Value at
2005 (Restated(1))	December 31, 2004	During the Year	During the Year	December 31, 2005
Furniture and office equipment	60,502	129,766	(51,034)	139,234
Share of joint venture assets	100,313	300,457	—	400,770

	160,815	430,223	(51,034)	540,004

Proved:
New Zealand (2)	—	1,100,177	(61,979)	1,038,198

Total Proved	—	1,100,177	(61,979)	1,038,198

Unproved:
New Zealand	619,387	4,925,982	(3,610,036)	1,935,333
Australia (3)	—	12,745	(12,745)	—
Papua New Guinea	—	80,993	(80,993)	—

Total unproved	619,387	5,019,720	(3,703,774)	1,935,333

Total property and equipment	780,202	6,550,120	(3,816,787)	3,513,535

(1) As restated (refer Note 4).

(2) The Company transferred PEP38738-01 to proven oil and gas properties effective April 30, 2005 following an independent assessment of reserves.

(3) The Company currently has no ongoing activities within Australia.

Held for sale asset

The Company is intending to sell its 35% share of its drilling rig and has therefore categorized the carrying cost as a non-current asset held for sale.

NEW ZEALAND

Unless otherwise indicated, petroleum exploration permits granted in New Zealand provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. Permit holders can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products, except for any discovery made between June 30, 2004 and December 31, 2009, for which the royalty will be the greater of 1% of the net sales revenue from any natural gas and 5% of the net sales revenues from any oil or 20% of accounting profits from the sale of petroleum products.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

PAPUA NEW GUINEA

Petroleum prospecting licenses granted in Papua New Guinea provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Development Agreement upon a discovery. Petroleum retention licenses granted in Papua New Guinea provide for the exclusive retention of interest in the permit for an initial term of five years, renewable for a further five years over the original area, while development options are progressed. The Petroleum Development Agreement provides the right to produce any oil and gas discovered for a period of up to 25 years and may be extended for a further period of up to 20 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea which includes a 2% participating interest that can be acquired by project landowners and affected local level government. The participants can apply for extensions or reductions of the committed work programs for the licenses under certain circumstances (by way of an Application for Variation of the Work Program).

NOTE 8 – GOODWILL

	2006	2005
	$	$
Opening net book value	—	—
Additions (Refer Note 5)	2,018,969	—

Closing net book value	2,018,969	—

NOTE 9 – ASSET RETIREMENT OBLIGATION

The Company has obligations to plug and abandon petroleum and natural gas wells at the end of their useful lives. The present value of these obligations have been projected based on an estimated future liability of $2.28 million (2005: $0.69 million) discounted using credit adjusted risk-free rates of 8.05% - 9.02%. The costs are expected to be incurred between 2007 and 2020. Throughout the year the Company re-estimated its obligations and decreased the present value of future liabilities by $0.01 million (2005: increase $0.11million). The movement in the provision is as follows:

	2006	2005
	$	$
Obligations at beginning of year	337,075	156,575
Obligations incurred during the year	496,234	64,559
Obligations through acquisition (Refer Note 5)	184,977	—
Revision in estimated obligations	(10,405)	106,290
Accretion expense	46,118	18,196
Foreign exchange movement	11,560	(8,545)

Obligations at end of year	1,065,559	337,075

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

NOTE 10 – ACCOUNTS RECEIVABLE/PAYABLE

Total accounts receivable comprises the following categories:

	2006 $	2005 $
Trade receivables	755,909	608,529
Joint venture receivables	662,162	137,636
Unrealised gain on financial instruments (refer Note 21)	210,416	—

	1,628,487	746,165

Total accounts payable comprises the following categories:

	2006 $	2005 $
Trade payables	841,394	574,107
Joint venture payables	2,998,342	1,367,499
Unrealised loss on financial instruments (refer Note 21)	75,781	—

	3,915,517	1,941,606

NOTE 11 – INVENTORY

Total inventory comprises the following categories:

	2006 $	2005 $
Product inventory	—	5,010
Share of joint venture inventory	475,280	469,767

	475,280	474,777

During the year the Company has written off $100,000 (2005: nil) to recognize inventory at its net realizable value.

NOTE 12 – INVESTMENTS

The Company owns 1,495,660 shares (2005: 180,200) (approximately 0.4% of issued shares) in Rift Oil PLC, a company listed on the AIM stock exchange. As at December 31, 2006 and in accordance with CICA 3855, the shares are recorded at the market value of $136,528 – an increase of $52,916 since December 31, 2005.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

NOTE 13 – RELATED PARTY TRANSACTIONS

Directors received a total remuneration of $124,000 during 2006 (2005: $57,721; 2004:$58,954).

The Company paid a company that employs a Director, $1,500 during 2006 (2005:18,000; 2004: $18,000) for financial services provided during the period prior to the resignation of the Director.

During 2006 the Company paid a law firm in which a former Director is a Partner, $42,538 (2005: $66,470; 2004: $81,771) for legal services (2005 and 2004: legal and directorial services).

During 2006, the Company also paid a Director $54,923 for consultancy services.

During 2005, the Company incurred $890,077 (2004: $223,373) in remuneration to the former Chief Executive Officer of the Company which included $580,727 in settlement of contractual obligations, including the fair value of share options agreement modifications approved as a part of the settlement. During 2006, the Company paid $25,221 (2005: $36,524; 2004: $37,553) in rent to a trust of which the former Chief Executive Officer of the Company is a trustee. The Company paid the former Chief Executive Officer and Director $95,695 for consultancy services provided during the period subsequent to the Director’s resignation on 30 December 2005.

During 2005, $98,107 (2004: $128,474) was paid to a trust of which the former Chief Executive Officer of the Company is a trustee for services provided by the spouse of the former Chief Executive Officer of the Company in her role as a consultant to the Company (2004: Commercial Manager).

TAG Oil (NZ) Limited, a subsidiary of TAG Oil Ltd, which had a common director with the Company until January 2006, participates in certain oil and gas properties with the Company.

The Company farmed-out 65% of a Papua New Guinea permit, PPL235, to Rift Oil PLC (“Rift”) which was negotiated while Rift was at arms-length to Austral. Austral’s former Commercial Manager and spouse of its former Chief Executive Officer, accepted employment as Chief Executive Officer of Rift and equity participation in Rift, effective January 29, 2005, followed by her resignation as an officer of the Company effective 31 January, 2005. A subsidiary of the Company owns 1,495,660 shares, approximately 0.4% of issued shares (2005: 180,200 shares, approximately 0.5% of issued shares) in Rift Oil PLC. The Company incurred $87,189 (2005: $5,110; 2004: Nil) in respect to consultancy services provided by Rift.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

NOTE 14 – COMMITMENTS AND CONTINGENCIES

a)    Work Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company estimates that the total commitments under various agreements for the 2007 fiscal year are $27,098,376.

The Company’s commitments under license obligations and other agreements are summarized as follows:

	Payments Due by Period (US$)
Contractual and Other Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 Years
Operating leases	637,054	132,118	248,961	236,849	19,126
Debt Facility (1)	15,738,000	6,550,000	9,188,000	—	—
Joint venture commitments (2)	19,369,150	19,369,150	—	—	—
Other obligations (3)	3,377,768	1,047,108	1,629,940	598,434	102,286

Total contractual or other obligations	39,121,972	27,098,376	11,066,901	835,283	121,412

(1)	Refer Note 20

(2)	The Joint venture commitments are in respect of its current year exploration permit obligations. The Company is committed to its share of current year exploration permit obligations to other joint venture participants and has a contractual obligation to various joint venture participants for these current year exploration permit obligations.

(3)	Other Obligations is in respect to prepaid gas revenue.

The Company’s share of commitments are as recorded on various license documents, but the Company may meet these commitments by various means which could include: farm out of major expenditures, farm out interests in the respective license, renegotiate terms of the license or seek further investor funds to meet the commitments listed. In view of this the Company’s share of expenditure required to be funded will not necessarily be the full amount of the commitment listed above.

b)   Potential Legal Proceedings

A third party has claimed entitlement to purchase part of certain Company properties. The Company considers the claim to be without merit. No proceedings have been issued, and any proceedings would be vigorously defended. Accordingly the Company has made no provision for this claim at 31 December 2006.

b)   Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities in this area.

c)   Environmental Laws and Regulations

The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

d)   Foreign Exchange and Interest Rate Risks

The Company does not currently hedge its exposure to currency or interest rate changes which may have an adverse impact on the operations of the Company.

NOTE 15 – STOCKHOLDERS EQUITY

a)   Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

Issued and fully paid:

	Number	Amount
	Of Shares	$
Balance at December 31, 2004	17,720,045	32,683,328

Issued during 2005	4,946,408	10,815,968

Balance at December 31, 2005	22,666,453	43,499,296

Issued during 2006	5,097,834	6,546,231

Balance at December 31, 2006	27,764,287	50,045,527

On January 5, 2004, 4,000,000 units at NZ$2.00 were issued by the Company for total proceeds of $5,217,992 under a public fund raising on the New Zealand Stock Exchange. Each unit entitled the holder to a common share and half share purchase warrant exercisable at NZ$2.10 on or before January 5, 2005. The New Zealand public fund raising had associated costs of $408,083. During 2005 a total of 354,315 warrants were exercised and the remaining 15,500 expired unexercised.

During 2004 the special class shareholders in one of the Company’s New Zealand subsidiaries also converted their special class shares into 1,111,123 units in the Company. Each unit was comprised of a common share and a one-year half share purchase warrant exercisable at NZ$1.85 on or before January 5, 2005. Each warrant entitles the holder to purchase one common share of the Company. During 2005 the final 264,820 warrants were exercised.

During 2004 two $250,000 convertible notes that the Company had issued on January 5, 2004 were converted into 227,273 units per Convertible Note. Each unit comprised one common share and one share purchase warrant permitting the holder to purchase an additional common share at a price of $1.15 per share, for a 12 month period from issuance date of the Note (expiry 5 January 2005). During 2005 the final 227,273 warrants were exercised.

During 2005, 4,000,000 units at $2.50 were issued by the Company for net proceeds of $9,551,629 under a private placement. Each unit entitled the holder to one common share and one-half of one common share purchase warrant. Each whole warrant was exercisable to acquire one additional common share at $3.50 until October 13, 2006. The Company had the right to accelerate exercise of the warrants if at any time after February 13, 2006 the closing price of the common shares of the Company was greater than or equal to $4.50 on any stock exchange or other quotation service on which it is listed for any 10 consecutive trading days. All warrants expired unexercised in October 2006.

For the period ending 31 December, 2005 the Company received $125,000 from the exercise of 100,000 share options and transferred $11,598 from contributed surplus to common stock in respect of the past compensation costs relating to these options.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

For the period ending 31 December, 2005 the Company had received $11,264,339 from the conversion of 354,315 New Zealand public float warrants, 264,820 New Zealand special class warrants, 227,273 convertible note warrants, 4,000,000 private placement units and 100,000 exercised share options. Private placement expenses of $448,371 were deducted from common stock.

During 2006 the Company issued 5,007,000 common shares for proceeds of $6,509,100. Private placement expenses of $89,096 were deducted from common stock.

For the period ending 31 December, 2006 the Company received $113,543 from the exercise of 90,834 share options and transferred $12,684 from contributed surplus to common stock in respect of the past compensation costs relating to these options.

b)   Incentive Stock Options

The Company has established a stock option plan for the granting of options to employees and service providers. Under the stock option plan the number of shares reserved for issuance as share incentive options will be equal to 10% of the Company’s issued and outstanding shares at any time. The plan was approved by shareholders on May 2, 2006 at the annual general meeting of the shareholders, and accepted by the TSX-V. As at 31 December 2006, no options have been issued under the new stock option plan.

The following stock options were outstanding at December 31, 2006:

			Number Vested	Exercise
Number	Type of	Date Fully	December 31,	Price per	Expiry
of Shares	Option	Vested	2006	Share	Date

750,000	Vesting	February 2, 2006	750,000	$1.20	February 2, 2008
30,000	Vesting	April 15, 2004	30,000	$1.25	October 15, 2007
12,500	Vesting	April 15, 2005	12,500	$1.25	October 15, 2008
33,334	Vesting	July 25, 2006	33,334	$2.75	July 25, 2010
33,333	Vesting	July 25, 2007	—	$2.75	July 25, 2010
33,333	Vesting	July 25, 2008	—	$2.75	July 25, 2010
68,000	Vesting	December 1, 2006	68,000	$1.90	December 1, 2010
66,000	Vesting	December 1, 2007	—	$1.90	December 1, 2010
66,000	Vesting	December 1, 2008	—	$1.90	December 1, 2010
40,000	Vesting	January 1, 2007	—	$1.80	January 1, 2011
40,000	Vesting	January 1, 2008	—	$2.00	January 1, 2011
40,000	Vesting	January 1, 2009	—	$2.50	January 1, 2011
200,000	Vesting	January 31, 2007	—	$1.50	January 31, 2011
100,000	Vesting	January 31, 2008	—	$2.00	January 31, 2011
100,000	Vesting	January 31, 2009	—	$2.50	January 31, 2011
3,334	Vesting	February 2, 2007	—	$1.90	February 2, 2011
3,333	Vesting	February 2, 2008	—	$1.90	February 2, 2011
3,333	Vesting	February 2, 2009	—	$1.90	February 2, 2011

1,622,500			893,834

The weighted average exercise price for options outstanding at December 31, 2006 is $1.62 (December 31, 2005: $1.46). During 2006, 90,834 options were exercised at an average exercise price of $1.25. (2005: 100,000 - average price $1.25).

The weighted average exercise price for options fully vested at December 31, 2006 is $1.31 (December 31, 2005: $1.13).

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

A summary of stock option activities for the years presented is as follows:

Description Of Activity	Number Of Options	Exercise Price per Option
Outstanding at December 31, 2004	1,175,000	$1.00 - $1.25
Granted in 2005: vesting	34,000	$2.75
Granted in 2005: vesting	33,000	$3.75
Granted in 2005: vesting	33,000	$4.75
Granted in 2005: vesting	100,000	$2.75
Granted in 2005: vesting	200,000	$1.90
Exercised in 2005: vesting (converted)	(100,000)	$1.25

Outstanding at December 31, 2005	1,475,000	$1.00 - $4.75
Granted in 2006: vesting	1,280,000	$1.20 - $2.50
Cancelled in 2006: vesting	(900,000)	$1.00 - $1.10
Exercised in 2006: vesting (converted)	(90,834)	$1.25
Expired and forfeited in 2006: vesting	(141,666)	$1.25 - $4.75

Outstanding at December 31, 2006	1,622,500	$1.20 - $2.75

c)    Stock Based Compensation

Stock option compensation expense of $533,935 has been recognized for 2006 (2005: $673,711 expense and 2004: $11,450 recovery) (refer Note 27). The fair value of each stock option grant on the date of grant was estimated using the Black-Scholes option-pricing model, amortized over the vesting period using the following assumptions:

	2006	2005
Expected dividend yield	0.00%	0.00%
Expected price volatility	73.60% - 76.40%	30.40% - 83.80%
Risk-free interest rate	3.86%	3.43% - 3.87%
Expected life of option	2 year to 5 years	3 Years

The weighted average fair value of the options granted in 2006 was $0.92 (2005: $1.32)

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

d)    Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at December 31, 2006:

Number of Warrants	Exercise Price	Expiry Date
2,500,000	$2.11	December 21, 2008

A summary of share purchase warrant activities for the years presented is as follows:

Description	Number	Exercise Price
Of Activity	of Warrants	per Warrant
Outstanding at December 31, 2004	861,908	$1.15, NZ$1.85
Exercised in 2005	(264,820)	NZ$1.85	(1)
Exercised in 2005	(354,315)	NZ$2.10	(1)
Exercised in 2005	(227,273)	$1.15
Granted in 2005	2,000,000	$3.50
Cancelled in 2005	(15,500)	NZ$2.10	(1)

Outstanding at December 31, 2005	2,000,000	$3.50
Cancelled in 2006	(2,000,000)	$3.50
Granted in 2006	2,500,000	$2.11	(2)

Outstanding at December 31, 2006	2,500,000	$2.11

(1)	Based on the foreign exchange rate at balance date warrants granted at NZ$2.10 equates to US$1.50 and warrants granted for NZ$1.85 equates to US$1.32.

(2)	Under the terms of the Facility Agreement proceeds from the exercise of the warrants is to be applied firstly in extinguishment of any balance outstanding under the Junior Tranche at the time of exercise (refer Note 20).

As part of the term facility (Refer note 20) 2,500,000 share purchase warrants were issued with an exercise price of $2.11. The fair value of these warrants was estimated at $1,676,000. This value, offset by the portion of debt raising expenses related to this, of $135,238, has been accounted for in the share purchase warrants reserve account.

Fair value is calculated using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

NOTE 16 – LOSS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the period ending:

	For the years ended December 31
	2006	2005 (restated) (1)	2004 (restated) (1)
Numerator, net loss for the year	$(13,406,828)	$(5,767,933)	$(4,628,056)

Denominator:
Weighted-average number of shares – basic	23,327,042	19,489,336	13,627,617

Basic loss per share	$(0.57)	$(0.30)	$(0.34)

Denominator:
Weighted-average number of shares – diluted	23,327,042	19,489,336	13,627,617

Diluted loss per share	$(0.57)	$(0.30)	$(0.34)

(1) As restated (refer Note 27)

Due to net losses incurred during 2006, 2005 and 2004 stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive. There were a total of 893,834 vested options outstanding at December 31, 2006. If exercised, these have the potential to dilute earnings of future periods.

NOTE 17 – ISSUE OF SPECIAL CLASS SHARES OF SUBSIDIARY

On June 18, 2003, a private placement in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited (“APENZ”), was made to certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. $943,525). Such shares conferred no voting rights, but did confer the right to convert such shares to common shares units of APENZ in the event of a listing of and issue of other common shares in APENZ on the New Zealand Stock Exchange. Each unit consisted of one common share and one half warrant with the same terms as the warrants included in the public offering. Subsequently, the company decided not to proceed with the listing of APENZ. In the event that the listing did not proceed, the subscription agreement required the Company to offer to exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Company. If the Special Class shareholders rejected the Company’s share exchange offer, they were entitled to receive redemption dividends calculated based on and paid out of 20% of APENZ’s production income.

On November 12, 2003, each Special Class shareholder signed a conditional share exchange agreement which agreed to transfer to the Company all of the Special Class shares in exchange for the issuance of common shares by the Company. These Special Class shares where exchanged for common shares on January 5, 2004, upon the listing of the Company on the TSX Venture Exchange and the New Zealand Stock Exchange (NZX), at one common share for every 1.35 Special Class share resulting in the issuing of 1,111,123 common shares. In addition, 555,569 warrants were attached to these shares exercisable at a price of NZ$1.85 any time before January 5, 2005. As at December 31, 2005, all warrants had been exercised.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

NOTE 18 – INCOME TAXES

No income taxes are currently payable by the Company in any of the jurisdictions in which it operates. A reconciliation between the tax cost, using the Canadian statutory income tax rate of 34.12% (2005: 37.12%; 2004: 37.12%) and the provision for income taxes is as follows:

For the years ended,	2006	2005 (restated) (1)	2004 (restated) (1)
Net loss for the year before tax	(13,406,828)	(5,767,933)	(4,628,056)

Benefit of tax at statutory rate	(4,574,410)	(2,141,057)	(1,717,934)
Foreign tax rate differential	132,705	166,205	90,692
Non-deductible stock based compensation expenditure/(recovery)	185,643	250,655	(4,176)
Other	120,032	47,592	5,194
Increase in valuation allowance	4,136,030	1,676,605	1,626,224

Income Tax Provision	—	—	—

(1) As restated (Notes 4 and 27)

In Canada the Company has net operating losses of approximately $5.26 million available for future reduction from taxable income derived in Canada, which expire as follows:

Net operating loss
2007	$245,658
2008	$331,924
2009	$347,617
2010	$605,451
2014	$951,770
2015	$1,196,579
2017	$1,577,464

$5,256,463

In addition, in Canada, at December 31, 2006, the Company has approximately $1.23 million of resource and other unused tax pools to offset future taxable income derived in Canada. The Company’s Canadian resource and other unused tax pools are available to the Company for an indefinite period. The Company also has losses and deductions of approximately $13.23 million available to offset future taxable income derived in New Zealand. The Company’s losses and deductions that are available to offset future taxable income derived in New Zealand are available to the Company for indefinite period, provided that the company maintains a 49% continuity of shareholding from the time that the losses and deductions are incurred until the point of offset against taxable income.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

The components of the net future income tax asset at December 31, 2006 are summarized below:

	2006	2005 (restated) (1)
Future income tax assets:
Net operating loss carryforwards	$6,199,748	$6,279,599
Property and equipment	$1,896,532	$(1,847,464)
Resource tax pool	$503,038	$519,353
Foreign exchange	$673,409	$293,706
Share issuance costs	$171,805	$224,036
Asset retirement obligation	$351,634	$111,235

Total gross future income tax asset	$9,796,166	$5,580,465
Less: Valuation allowance	$(9,796,166)	$(5,580,465)

Net future income tax asset	$0	$0

(1) As restated (Notes 4 and 27)

A valuation allowance has been established, and accordingly, no benefit has been recognized for the Company’s net operating losses and other deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the future tax assets such that a full valuation allowance has been recorded. These factors include the Company’s recent history of net losses and the expected near-term future losses. The Company will continue to assess the ability to realize the future tax assets based on actual and forecasted operating results.

NOTE 19 – PREPAID GAS AGREEMENT

The Company is a party to two prepaid gas agreements, each with differing terms and obligations:

(a) On April 2, 2003, the Company entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2,000,000 (approximately $1,438,000) to fund the Company’s ongoing exploration programs. This money was advanced on April 3, 2003, with the Company to deliver NZ$2,000,000 (approximately $1,438,000) of gas to the issuer, under contracts to be negotiated at then prevailing market rates. For each gas producing discovery the Company will negotiate in the first instance with the issuer, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. A waiver of this obligation was obtained for New Zealand permit PEP 38738 Deep. If the amount is not discharged through gas sales to the issuer over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company’s New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited. The prepayment is secured under a registered charge over Millennium Oil and Gas Ltd’s (a wholly-owned subsidiary of the Company) 25% interest in the Kahili joint venture PEP 38736. This property has nil carrying value as at December 31, 2006.

In the event that insufficient gas is delivered to discharge the advance, and the Company elects to refund the advance, interest will be payable for the period on the outstanding balance at April 2, 2013, calculated at the average New Zealand bank bill rate.  As the outstanding balance refundable at April 2, 2013 can not be reliably estimated no interest has been accrued at balance date. As at December 31, 2006, the Company had delivered gas worth NZ$157,565.

(b) On February 4th, 2004, Arrowhead Energy Ltd, a company acquired on December 22nd, 2006, entered into a gas prepayment agreement with a New Zealand company, whereby the issuer provided NZ$2,500,000 (approximately $1,700,000) to fund Arrowhead’s development programs. Arrowhead is obliged to deliver NZ$2,500,000 (approximately $1,700,000) of gas to the issuer, under the Kahili Gas Sales Agreement and, when negotiated, the Cheal Gas Sales Agreement. Under the terms of the gas prepayment agreement the issuer has exclusive rights to purchase all gas that Arrowhead is entitled to from the Kahili and Cheal gas

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

fields, at the gas price determined within the Kahili Gas Sales Agreement. An amount of $324,300 has been included within the balance outstanding representing the amount by which the pricing formula under the prepaid gas agreement for Cheal gas is below that which would be expected to be achieved from an open market price.

The obligations of Arrowhead under the gas prepayment agreement survive the repayment of the advance. The gas prepayment agreement can only be terminated in certain circumstances and in the event of termination the outstanding amount of the advance is repayable without interest for a period of 14 days after which interest becomes payable on any balance of the advance not repaid. The prepayment is secured under a registered charge over Arrowhead Energy Ltd’s 33% interest in the Cheal joint venture PMP 38156 and its 25% interest in the Kahili joint venture PMP 38153 and supported by a guarantee of NZ$2,500,000 provided by Investec Bank (Australia) Ltd. As at December 31, 2006, Arrowhead Energy Ltd had delivered gas worth NZ$11,204.

The balances outstanding in respect to the prepaid gas agreements are denominated in New Zealand dollars therefore are subject to fluctuations as a consequence of changes in the US$:NZ$ exchange rate. The portion of the prepayments that are estimated to be satisfied by delivery of gas within the next twelve months have been classified as a current liability.

NOTE 20 – LONG TERM DEBT

In December 2006, Austral Pacific Energy (NZ) Limited, a wholly owned subsidiary, entered into a project loan facility for $23,000,000 with Investec Bank (Australia) Ltd and the first drawdown of $15,738,000 was made on December 22, 2006. Interest on the facility is variable based upon the London Interbank Offered Rate (‘LIBOR’) plus a margin dependent upon the tranche of the loan.

The facility is structured into three tranches:

(i)	$18,000,000 ’Senior tranche’ The interest rate prior to project completion is LIBOR plus 2.00% (post completion LIBOR plus 1.75%). At December 31, 2006 a total drawdown of $10,738,000 had been made from the Senior tranche. Total drawdowns under the Senior tranche are restricted to $13,000,000 until the finalisation of certain project contracts.

(ii)	$5,000,000 ’Junior tranche. The interest rate prior to project completion is LIBOR plus 4.00% (post completion LIBOR plus 3.5%). At December 31, 2006 a total drawdown of $5,000,000 had been made from the Junior tranche.

(iii)	NZ$2,500,000 ‘Guarantee tranche’. The interest rate prior to project completion is 2.00% (post completion 1.75%)

The term of the facility is 4 years with principal repayments anticipated as follows:

	Senior Tranche	Junior Tranche
2007	$6,550,000	—
2008	$7,400,000	—
2009	$4,050,000	$1,000,000
2010	—	$4,000,000

	$18,000,000	$5,000,000

The Company has established a ‘Debt Service Reserve Account’ which has been funded with $3,000,000. Upon the Senior Tranche maturity date the balance in the account can be reduced to $1,500,000 with the $1,500,000 released being applied as a principal prepayment of the Junior Tranche. The remaining $1,500,000 will be applied in repayment of the Junior Tranche on the Junior Tranche maturity date.

The Guarantee Tranche matures on the earlier of the day on which the exposure under the Arrowhead Energy Ltd Prepaid Gas Agreements (refer Note19(b)) reduces to nil or the day on which the project loan facility is repaid.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

As part of the term facility, 2,500,000 share purchase warrants were issued to the lender. The warrants have a life of 2 years from December 21, 2006 and an exercise price of $2.11. The fair value of the warrants was estimated at $1,676,000 and this is included within the non-current term liability balance in the Consolidated Balance Sheets.

Costs of $1,279,731 were incurred in relation to the financing. Of this amount, $135,238 was attributed to the equity related portion of the funding, $12,271 amortized in the current year, and the remainder of $1,132,222 included within the current and non-current term liability balance in the Consolidated Balance Sheets.

A summary of the accounting treatment of the debt raising is as follows:

	Current	Non-current	Total
Balance outstanding	$6,550,000	$9,188,000	$15,738,000
Fair value of warrants	—	$(1,676,000)	$(1,676,000)
Prepaid expenses	$(283,056)	$(849,166)	$(1,132,222)

Reported balance	$6,266,944	$6,662,834	$12,929,778

A product price hedging program (‘Risk Management Facility’) was entered into by the Company to mitigate its exposure to lower US dollar oil prices throughout the term of the facility. Full details of this are included in Note 21.

As at December 31, 2006 security for the facility has been given over all present and after-acquired property of the Group. Following the completion of certain events, security will be reduced to the interests of the Company within the Cheal project, the Cheal project documents, the Risk Management Facility, the Debt Service Reserve Account and the Proceeds Accounts.

Throughout the term of the project loan facility the Company must continue to meet certain covenants. As at December 31, 2006 the Company was in compliance with all covenants.

NOTE 21 – FINANCIAL INSTRUMENTS AND DERIVATIVES

The Company has entered into a series of put options and forward sales contracts for the future sale of crude oil produced from the Cheal field. The contracts were entered into in connection with the raising of long term debt (refer Note 20). As the put options and forward sales contracts hedge commodity price against the Brent Crude Futures Contract the Company has assessed the long term effectiveness of the forwards sales contracts as not being sufficiently effective to enable it to apply hedge accounting. As a consequence the $455,685 net reduction in the fair value of the derivative instruments has been recognised in the Statements of Operations and Deficit in the current period. The current portion of the change in fair value has been included within Accounts Receivable/Payable (refer Note 10).

The Company’s outstanding contracts for derivative instruments, and the related fair values at December 31st, 2006 were as follows:

	Quantity (barrels)	Maturity date	Average price US$ per bbl	Fair value at December 31, 2006
Crude oil put options	72,000	April 2007 – June 2007	64.00	210,416
Crude oil forward sales	417,600	July 2007 – December 2010	65.10	(666,101)

The loss is categorized by current $75,781 and non-current $590,320.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

NOTE 22 – CONVERTIBLE NOTES

On January 5, 2004, the Company issued two Convertible Notes for $250,000 each. On September 29, 2004 the two Convertible Notes were converted, at the option of the holder, into 227,273 Units per Convertible Note at the conversion rate of $1.10 per Unit. Each Unit comprised one common share and one share purchase warrant permitting the holder to purchase an additional common share at a price of $1.15 per share, for a 12 month period from issuance date of the Note (expiry 5 January 2005). As at December 31, 2005 all warrants issued on conversion of the convertible notes had been exercised. Interest of $26,833 was paid on conversion.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

NOTE 23 – SEGMENT INFORMATION

The Company operates in one industry: petroleum exploration and production. It operates in several geographical regions, therefore information on country segments is provided as follows.

2006	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	—	911,931	—	—	911,931
Royalty expenses	—	(40,899)	—	—	(40,899)

Net revenue		871,032	—	—	871,032
Interest income	980	436,299	—	—	437,279
Joint venture recoveries	—	1,043,666	—	—	1,043,666
Foreign exchange gain/(loss)	(2,071)	(1,822,823)	(81,321)	(67,436)	(1,973,650)
Unrealised gain on derivatives		(455,685)			(455,685)
Administrative expenses	(1,376,233)	(1,871,393)	(59,000)	(839,242)	(4,145,868)
Interest and accretion expense	—	(72,229)	—	(188)	(72,417)
Amortization expense	—	(92,874)	—	(13,677)	(106,551)
Production expenses	—	(485,447)	—	—	(485,447)
Depletion	—	(347,206)	—	—	(347,206)
Write-off of oil and gas properties	—	(5,232,887)	—	(2,939,094)	(8,171,981)

Net loss	(1,377,324)	(8,029,544)	(140,321)	(3,859,637)	(13,406,828)

Property and equipment	—	20,853,539	—	—	20,853,539
Current assets	1,602	12,552,132	—	195,548	12,749,282
Non-current assets	—	2,155,497	—	235,353	2,390,850

Total assets	1,602	35,561,168	—	430,901	35,993,671

Specific Items:
Purchase of property and equipment	—	259,202	—	—	259,202

2005 (Restated – refer Notes 4 and 27)	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	—	1,779,454	—	—	1,779,454
Royalty expenses	—	(74,930)	—	—	(74,930)

Net revenue	—	1,704,524	—	—	1,704,524
Interest income	6,113	450,077	—	4,221	460,411
Joint venture recoveries	—	1,093,417	—	—	1,093,417
Miscellaneous revenue	—	83,612	—	—	83,612
Foreign exchange gain	(10,794)	(641,463)	(69,527)	(69,450)	(791,234)
Administrative expenses	(1,716,156)	(1,748,721)	(12,199)	(158,267)	(3,634,343)
Interest and accretion expense	—	(18,359)	—	—	(18,359)
Amortization expense	—	(49,056)	—	(1,978)	(51,034)
Production expenses	—	(848,174)	—	—	(848,174)
Depletion	—	(61,979)	—	—	(61,979)
Write-off of oil and gas properties	—	(3,610,036)	(12,745)	(80,993)	(3,703,774)

Net loss	(1,720,837)	(3,646,158)	(94,471)	(306,467)	(5,767,933)

Property and equipment	—	3,481,259	—	32,276	3,513,535
Current assets	198,900	16,523,225	2,041	54,592	16,778,758
Non-current assets	—	83,612	—	—	83,612

Total assets	198,900	20,088,096	2,041	86,868	20,375,905

Specific Items:
Purchase of property and equipment	—	397,947	—	32,276	430,223

AUSTRAL PACIFIC ENERGY LTD.

Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

2004 (Restated – refer Notes 4 and 27)	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	—	212,458	—	—	212,458
Royalty expenses	—	(15,040)	—	—	(15,040)

Net revenue	—	197,418	—	—	197,418
Interest income	18,303	307,709	—	—	326,012
Joint venture recoveries	—	930,673	—	—	930,673
Foreign exchange gain	—	197,858	—	—	197,858
Administrative expenses	(542,372)	(1,296,014)	(14,885)	(15,419)	(1,868,690)
Interest expense	(28,698)	—	—	—	(28,698)
Amortization expense	—	(32,402)	—	—	(32,402)
Production expenses	—	(67,543)	—	—	(67,543)
Depletion	—	(84,864)	—	—	(84,864)
Write-off of oil and gas properties	—	(4,037,171)	(109,642)	(51,007)	(4,197,820)

Net loss	(552,767)	(3,884,336)	(124,527)	(66,426)	(4,628,056)

Property and equipment	—	780,202	—	—	780,202
Current assets	315,923	11,837,162	1,984	78,969	12,234,038

Total assets	315,923	12,617,364	1,984	78,969	13,014,240

Specific Items:
Purchase of property and equipment	—	162,894	—	—	162,894

NOTE 24 – SALES TO SIGNIFICANT CUSTOMERS

The Company made oil sales of $875,247 (2005: $1,769,421, 2004: $154,906) to Swift Energy (NZ) Limited during the year.

During 2006 the Company made no gas deliveries (2005: Nil) to Vector Gas Ltd under the prepaid gas agreements (refer to Note 19).

NOTE 25 – SUBSEQUENT EVENTS

The following events have occurred since 31 December 2006:

(a)	In February 2007 the Ratanui exploration well was plugged and abandoned.

(b)	On 1 March 2007 the former Chief Executive Officer of the Company David Bennett exercised 200,000 stock options at an exercise price of $1.20.

AUSTRAL PACIFIC ENERGY LTD.

Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

NOTE 26 – DIFFERENCES BETWEEN NEW ZEALAND AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which conform in all material respects with New Zealand generally accepted accounting principles (NZ GAAP) except for the following differences:

a)	Stockholders’ Equity

A previous reconciling difference, as reported in 2003, existed between NZ and Canadian GAAP relating to the recognition of stock based compensation expenditure. Canadian GAAP requires all stock options to be recognized using a fair value based approach.  For the purposes of NZ GAAP, there was no previous requirement to record the fair value of stock options granted.

For the year ended 31 December 2004, the company elected to early adopt NZIFRS 2 Share Based Payments. NZIFRS 2 requires stock options issued to be measured and recognized in the financial statements using a fair value based approach.  NZIFRS 1 First time adoption encourages, a first time adopter to apply NZIFRS 2 to equity instruments that were granted on or before 7 November 2002.  As a result the company has retrospectively applied NZIFRS 2 from 1 January 2002, consistent with the adoption of the fair value method under Canadian GAAP.

b)	Financial Instruments

The Company has adopted CICA 3855 Financial Instruments- Recognition and Measurement effective 1 January 2006. CICA 3855 requires all financial instruments, including derivates, to be included on the company’s balance sheet and measured either at fair value or, in limited circumstances when the fair value may not be considered most relevant, at cost or amortised cost.

For the purposes of NZ GAAP, there is no requirement to record the fair value of financial instruments. The company has elected to adopt NZ IAS 39 Financial instruments: Recognition and Measurement from 1 January 2006 consistent with the adoption of the fair value method under Canadian GAAP. The adoption of NZ IAS 39 eliminates a reconciling difference between NZ and Canadian GAAP relating to the recognition and measurement of financial instruments.

c)	Cash Flows from operating activities.

The Statement of Cash Flows is presented in Canadian GAAP using the indirect method. The Statement of Cash Flows under NZ GAAP requires the direct method to be used. Cash Flows for operating activities under the direct method are as follows:

For the years ended December 31	2006	2005	2004
Operating Activities
Cash inflows
Oil and gas proceeds	441,369	1,795,714	279,210
Interest received	437,279	480,155	326,012
Joint venture recoveries	1,043,666	1,093,417	930,673
Cash outflows
Payments to suppliers and employees	(3,299,879)	(4,313,589)	(1,626,430)
Net GST payments	(51,813)	11,691	25,470

Net cash outflows for operating activities	(1,429,378)	(932,612)	(65,065)

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

d)    Disclosure of Joint Venture Interests.

In accordance with SSAP 25 Accounting for Interests in Joint Ventures and Partnerships, which deals with the accounting and disclosure requirements of participants for interests in joint ventures, the company is required to disclose significant joint venture information for New Zealand reporting purposes.

The company held interests at December 31, 2006 in significant unincorporated joint ventures established to explore, develop and produce petroleum as follows:

	2006%	2005%
New Zealand
PMP 38153 [1,3]	85.00	45.00
PMP 38156 Shallow [2,3]	69.50	0.00
PMP 38156 Deep 2,	25.10	0.00
PEP 38256 – Exploration [4]	0.00	46.16
PEP 38258 – Exploration [10]	75.00	75.00
PEP 38492 – Exploration [5]	0.00	100.00
PEP 38736 – Exploration [6]	0.00	45.00
PEP 38738 01 – Exploration [3]	69.50	36.50
PEP 38738 02 – Exploration	25.10	25.10
PEP 38741 – Exploration [1]	55.00	30.00
PEP 38744 – Exploration [1,8]	0.00	0.00
PEP 38745 – Exploration [1]	16.67	0.00
PEP 38746 – Exploration [1]	83.33	66.67
PEP 38748 – Exploration [1]	66.66	33.33
PEP 38753 – Exploration [5]	0.00	60.00
PEP 38765 – Exploration [1]	61.67	36.67
PEP 38766 – Exploration [1,10]	66.66	33.33
Papua New Guinea
PPL 235 – Exploration	35.00	35.00
PPL 261 – Exploration [7]	50.00	0.00
PRL 4 – Retention [9]	28.92	13.41
PRL 5 – Retention [9]	10.712	7.50

The financial statements of all joint ventures are un-audited.

(1)	Due to an assignment of interest by one party, the Company increased/obtained its percentage interest, effective March 2006.

(2)	A new permit was granted to the Company, effective July 2006.

(3)	Due to the acquisition of Arrowhead Energy Ltd in December 2006, the Company increased its percentage interest effective from October 2006.

(4)	The Company withdrew its interest in the permit, effective August 2006.

(5)	The Company surrendered its interest, effective August 2006.

(6)	The Company surrendered its interest, effective September 2006.

(7)	A new permit was granted to the Company, effective November 2006.

(8)	The Company withdrew from the permit, effective August 2006. At balance date, the withdrawal remains subject to finalization of documentation.

(9)	Numerous small events led to an overall increase in the Company’s percentage interest during 2006.

(10)	The Company surrendered its interest, effective February 2007

The contribution made by joint ventures to the consolidated results was to increase revenues by $911,831 (2005: $1,779,454); and expenses by $8,308,849 (2005: $1,288,345). The total value of consolidated joint venture assets is $4,568,104 and liabilities $2,998,342.

e)     Disclosure of Parent Company Accounts.

In accordance with the New Zealand Financial Reporting Act 1993, the company is required to disclose separately a Statement of Financial Position, Statement of Financial Performance and Statement of Cash

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

Flows, for the parent entity: Austral Pacific Energy Ltd. These are as follows:

Parent Company Accounts - Statement of Financial Position
(Expressed in United States Dollars)

As at December 31	2006 $	2005 $ (restated) (1)
Assets
Current
Cash and cash equivalents	—	196,316
Accounts receivable	1,602	2,584
Prepaid expenses and deposits	—	—

	1,602	198,900
Investment in/Advance to subsidiaries	12,311,428	16,840,974

Total Assets	12,313,030	17,039,874

Liabilities
Accounts payable and accrued liabilities	270,186	198,446

Total Liabilities	270,186	198,446
Stockholders’ Equity
Common stock without par value (Note 15);
unlimited number of shares authorized;
Issued and outstanding 27,764,287 shares	50,045,527	43,499,296
Contributed surplus	1,545,218	1,023,967
Share purchase warrants reserve	1,540,762	—
Accumulated deficit	(41,088,663)	(27,681,835)

Total Stockholders’ Equity	12,042,844	16,841,428

Total Liabilities and Stockholders’ Equity	12,313,030	17,039,874

Parent Company Accounts - Statement of Financial Performance
(Expressed in United States Dollars)

For the years ended December 31	2006 $	2005 $ (restated) (1)
Expenses
General and administrative	834,217	1,042,445
Foreign exchange movement	29,495	274,302
Adjustment to investment in subsidiaries	12,010,161	3,783,588
Stock option compensation expense	533,935	673,711

Total Expenses	13,407,808	5,774,046

Other Income
Interest income	980	6,113

Net loss for the year	(13,406,828)	(5,767,933)

Deficit, beginning of year	(27,681,835)	(21,913,902)

Deficit, end of year	(41,088,663)	(27,681,835)

Basic loss per share	(0.57)	(0.30)

Diluted loss per share	(0.57)	(0.30)

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

Parent Company Accounts - Statement of Cash Flows
(Expressed in United States Dollars)

For the years ended December 31	2006 $	2005 $
Net Cash from/(used in) Operating Activities
Cash provided from/(used in):
Interest income received	980	6,113
Net Cash from/(used in) Investing Activities
Cash provided from/(used in):
Payment to suppliers	(790,990)	(1,245,971)
Advances to subsidiaries	(5,952,537)	(9,688,458)
Net Cash from/(used in) Financing Activities
Proceeds from issue of shares	6,546,231	10,815,968

Total movement in cash balances	(196,316)	(112,348)

Cash balances at beginning of year	196,316	308,664

Cash balances	—	196,316

Under New Zealand Financial Reporting Standards, the Company is required to disclose audit fees of $261,797 for 2006 (2005: $259,972).

f)     Adoption of International Financial Reporting Standards

The Financial Statements are prepared in accordance with Canadian GAAP with a reconciliation of differences to NZ GAAP provided in Note 26.

In December 2002 the New Zealand Accounting Standards Review Board announced that New Zealand International Financial Reporting Standards (“NZ IFRS”) will apply to all New Zealand reporting entities for the periods commencing on or after 1 January 2007.

The Canadian Institute of Chartered Accountants has announced that it will be adopting the equivalent to IFRS, which is expected to occur in 2011. The Canadian Accounting Standards Board (AcSB) intends to announce the exact changeover date by 31 March 2008. As these financial statements are prepared in accordance with Canadian GAAP, the Company has not yet commenced a project to assess the key differences in accounting policies between Canadian IFRS, existing NZ GAAP and NZ IFRS. As the Company has not yet completed an analysis of the differences between existing NZ GAAP and NZ IFRS, it is unable to reliably estimate the key differences in accounting policies or quantify the impacts to the financial statements that are expected to arise on transition to NZ IFRS, in respect to the Canadian GAAP to NZ GAAP reconciliation.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

December 31, 2006, 2005 and 2004

NOTE 27 – RESTATEMENT OF FINANCIAL STATEMENTS

In the course of preparing the Canadian to United States General Accepted Accounting Principles reconciliation the Company became aware that at 31 December 2005 it had not correctly accounted for the stock compensation expense included within the Consolidated Statements of Operations and Deficit and the Consolidated Statements of Changes in Stockholders’ Equity. It was determined that the stock options cancelled and replaced with a single grant in February 2006, as disclosed in Note 15(b), is an adjustable subsequent event. Accordingly, the December 2005 financial statements were restated to account for this. The restatement resulted in an increase in stock compensation expense of $397,125 and an increase in the reported loss for the year to $2,805,684 before restatement under Note 3.